UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 2, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:January 2, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for December 2014

Mumbai, January 2, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for December’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		DEC 2013	DEC 2014	DEC 2013	DEC 2014	DEC 2013	DEC 2014
Micro	NANO	559	1537	554	1414	5	80
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST	3603	6007	5658	8510	106	11
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	263	0	325	32	4	10
UV1	SUMO	576	1062	1598	1302	57	30
UV2	SAFARI, SUMO GRANDE, MOVUS	996	232	923	667	10	9
UV3	ARIA, XENON	46	52	64	88	23	3
V1	VENTURE	20	21	150	27	0	0
V2	ACE MAGIC, MAGIC IRIS	3840	1398	3399	1559	0	5
N1- A1	ACE, ACE EX, ACE Zip	11369	9807	9953	7930	832	1377
N1- A2	Super ACE, TATA207, XENON, Winger DV	3124	1519	2622	1521	540	751
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	281	92	92	85	9	8
M2- A2	Winger 14 seats, SFC407, CityRide	97	53	156	136	12	21
N2- A1	SFC407, LPT407	494	597	1056	1251	323	65
N2- A2	SFC709, LPT709	610	546	306	234	147	133
N2- A3	LPT9109	538	533	325	402	128	195
N2- A4	LPT1109	196	254	759	1091	39	121
M3- A2	LP709, SFC410, LP410	244	266	495	582	141	271
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	102	785	283	444	13	109
M3- C2	LPO1512, LPO1612, Starbus, Divo	648	820	735	1038	103	345
N3- A1	LPT1613, LPK1616, SK1613	1953	2991	1650	2001	142	223
N3- B1(a)	LPT2518, LPK2518	1667	2527	2156	3066	149	167
N3- B1(b)	LPT3118	520	1944	1176	2791	3	2
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	0	260	255	1	1
N3-B2(d)	LPS4018, LPS4023	342	1139	294	1347	25	18
N3- B2(e)	LPS4928	8	126	21	3	14	3

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	315	219	215	332	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.